UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

REIS, INC.

(Name of Subject Company (Issuer))

MOODY’S ANALYTICS MARYLAND CORP.

A wholly owned subsidiary of

MOODY’S CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

75936P105

(CUSIP Number of Class of Securities)

John J. Goggins

Executive Vice President and General Counsel

Moody’s Corporation

7 World Trade Center at

250 Greenwich Street, New York, N.Y. 10007

(212) 553-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Marie Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$277,981,972.00	$34,608.76

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 11,569,699 shares of common stock, par value $0.02 per share (the “Shares”), of Reis, Inc. (“Reis”) outstanding (which excludes 2,557,456 Shares that are wholly-owned by subsidiaries of Reis, and that will not be tendered in the Offer (as defined below)) multiplied by $23.00, (ii) 245,000 Shares issuable pursuant to outstanding options with an exercise price less than the price of $23.00 per share, multiplied by $14.12 (which is the price of $23.00 minus the weighted average exercise price for such options of $8.88 per share) and (iii) 366,065 Shares subject to issuance pursuant to outstanding Reis restricted stock units multiplied by $23.00. The calculation of the filing fee is based on information provided by Reis as of August 24, 2018.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, effective October 1, 2017, by multiplying the transaction value by 0.0001245.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable

Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Moody’s Analytics Maryland Corp., a Maryland corporation (“Purchaser”) and a wholly-owned subsidiary of Moody’s Corporation, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share, of Reis, Inc., a Maryland corporation (“Reis”), at a price of $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated September 13, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of: (i) the Agreement and Plan of Merger, dated as of August 29, 2018, by and among Parent, Purchaser and Reis; (ii) the Tender and Support Agreement, dated August 29, 2018, by and among Lloyd Lynford, Lloyd N. Lynford 2016 Qualified Annuity Trust, Lloyd N. Lynford 2017 Qualified Annuity Trust, Purchaser and Parent; (iii) the Tender and Support Agreement, dated August 29, 2018, by and among Jonathan Garfield, Jonathan T. Garfield 2016 Qualified Annuity Trust, Jonathan Garfield Family Trust, Purchaser and Parent; (iv) the Confidentiality Agreement, dated May 25, 2018, by and between Parent and Reis; and (v) the Exclusivity Agreement, dated August 24, 2018, by and between Parent and Reis are incorporated at or, if applicable, attached as, Exhibit (d)(1), Exhibit (d)(2), Exhibit (d)(3), Exhibit (d)(4) and Exhibit (d)(5), respectively, hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Reis. Its principal executive office is located at 1185 Avenue of the Americas, New York, NY 10036, and its telephone number is (212) 921-1122.

(b) This Schedule TO relates to Reis’s Shares. According to Reis, as of August 24, 2018, there were 11,569,699 Shares issued and outstanding (excluding any Shares owned by any of Reis’s wholly-owned subsidiaries or by Parent or any of its subsidiaries (including Purchaser)).

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The filing companies of this Schedule TO are (i) Purchaser and (ii) Parent. Each of Purchaser’s and Parent’s principal executive office is located at c/o Moody’s Corporation, 7 World Trade Center at 250 Greenwich Street, New York, NY 10007, and the telephone number of each is (212) 553-0300. The information regarding Purchaser and Parent set forth in Section 9—“Certain Information Concerning Purchaser and Parent” of the Offer to Purchase and Schedule A of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in Section 8—“Certain Information Concerning Reis”, Section 9—“Certain Information Concerning Purchaser and Parent”, Section 10—“Background of the Offer; Contacts with Reis” and Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” and Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and Section 12—“Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9—“Certain Information Concerning Purchaser and Parent” and Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in Section 3—“Procedures for Tendering Shares,” Section 16—“Fees and Expenses” and Section 10—“Background of the Offer; Contacts with Reis” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10—“Background of the Offer; Contacts with Reis,” Section 11—“Purpose of the Offer and Plans for Reis; Summary of the Merger Agreement and Certain Other Agreements” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are incorporated herein by reference.

(a)(2) The information set forth in Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations” of the Offer to Purchase is incorporated by reference.

(a)(5) The information set forth in Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Purchase, dated September 13, 2018

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement, published September 13, 2018 in The New York Times

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Parent and Reis, dated August 30, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser and Parent with the SEC on August 30, 2018)

(a)(5)(B)	Notice of Merger issued by Purchaser and Parent on September 13, 2018

(a)(5)(C)	Press Release issued by Parent, dated September 13, 2018, announcing commencement of the Offer

(b)

Form of Commercial Paper Dealer Agreement between Parent, as Issuer, and the Dealer Party thereto (incorporated by reference to Exhibit 10.1 of Parent’s Current Report on Form 8-K filed with the SEC on

August 3, 2016).

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated August 29, 2018, by and among Purchaser, Parent and Reis (incorporated by reference to Exhibit 2.1 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

(d)(2)	Tender and Support Agreement, dated August 29, 2018, by and among Lloyd Lynford, Lloyd N. Lynford 2016 Qualified Annuity Trust, Lloyd N. Lynford 2017 Qualified Annuity Trust, Purchaser and Parent (incorporated by reference to Exhibit 99.1 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

(d)(3)	Tender and Support Agreement, dated August 29, 2018, by and among Jonathan Garfield, Jonathan T. Garfield 2016 Qualified Annuity Trust, Jonathan Garfield Family Trust, Purchaser and Parent (incorporated by reference to Exhibit 99.2 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

(d)(4)	Confidentiality Agreement, dated May 25, 2018, by and between Parent and Reis

(d)(5)	Exclusivity Agreement, dated August 24, 2018, by and between Parent and Reis

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2018

MOODY’S ANALYTICS MARYLAND CORP.

By:	/s/ Mark Almeida
Name:	Mark Almeida
Title:	Chairman of the Board and Chief Executive Officer

MOODY’S CORPORATION

By:	/s/ John J. Goggins
Name:	John J. Goggins
Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 13, 2018

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement, published September 13, 2018 in The New York Times

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Parent and Reis, dated August 30, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser and Parent with the SEC on August 30, 2018)

(a)(5)(B)	Notice of Merger issued by Purchaser and Parent on September 13, 2018

(a)(5)(C)	Press Release issued by Parent, dated September 13, 2018, announcing commencement of Offer

(b)

Form of Commercial Paper Dealer Agreement between Parent, as Issuer, and the Dealer Party thereto (incorporated by reference to Exhibit 10.1 of Parent’s Current Report on Form 8-K filed with the SEC on

August 3, 2016).

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated August 29, 2018, by and among Purchaser, Parent and Reis (incorporated by reference to Exhibit 2.1 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

(d)(2)	Tender and Support Agreement, dated August 29, 2018, by and among Lloyd Lynford, Lloyd N. Lynford 2016 Qualified Annuity Trust, Lloyd N. Lynford 2017 Qualified Annuity Trust, Purchaser and Parent (incorporated by reference to Exhibit 99.1 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

(d)(3)	Tender and Support Agreement, dated August 29, 2018, by and among Jonathan Garfield, Jonathan T. Garfield 2016 Qualified Annuity Trust, Jonathan Garfield Family Trust, Purchaser and Parent (incorporated by reference to Exhibit 99.2 of Reis’s Current Report on Form 8-K filed with the SEC on August 30, 2018).

(d)(4)	Confidentiality Agreement, dated May 25, 2018, by and between Parent and Reis

(d)(5)	Exclusivity Agreement, dated August 24, 2018, by and between Parent and Reis

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable